

FIRST QUARTER REPORT
MARCH 30, 2003

Dear Shareholders:

We are pleased to present our results for the first quarter of 2003. The following is a summary of the financial highlights for the quarter:

Highlights

- Sales revenues were up 19% over the levels reported in the same quarter last year. The increase was a result of four factors; the addition of chassis component sales, increased machining penetration, sales from our joint venture operation in Hungary and increased revenues from prototype and tooling sales.
- Net earnings for the quarter were $10.7 million versus $18.5 million in 2002. The costs associated with the continued ramp-up of our operations in Georgia and Hungary represented a negative impact on net earnings of $6.6 million.
- North American light vehicle production levels remained strong. First quarter production increased just over 2% compared with the first quarter of 2002. The bulk of the increase was reported by the new domestic automakers, with vehicle production by the Big 3 auto manufacturers during the quarter essentially unchanged from last year.
- North American light vehicle sales levels for the Big 3 during the first quarter fell by 6.5%, compared with the same period last year.
- Earnings per share on a diluted basis for the first quarter were $0.76, compared with $1.39 reported over the same period in 2002.

RT Finnie

Raymond T. Finnie
President and Chief Executive Officer

w e s c a s t i n d u s t r i e s i n c.

P.O. BOX 1600, 150 SAVANNAH OAKS DRIVE, BRANTFORD, ONTARIO, CANADA N3T 5L8 PHONE: 519-750-0000 FAX: 519-720-1629

Management's Discussion and Analysis
For the Three Months Ended March 30, 2003

This discussion and analysis of the consolidated financial condition and results of operations should be read in conjunction with: The Interim Consolidated Financial Statements and notes thereto for the three-month period ended March 30, 2003; the "Management's Discussion and Analysis" included in the Annual Report of Wescast for the year ended December 29, 2002; and with the Consolidated Financial Statements and notes thereto for the year ended December 29, 2002.

Results from Operations

Total sales for the quarter of $125.2 million were up 19% over the previous year's level of $104.9 million; of the increase $11.0 million came from the manufacture and sale of chassis components from the facility in Georgia. The brake and suspension components that comprise the chassis group were not supplied in the first quarter of 2002. In addition, the Company reported $5.0 million as its proportionate share of sales from Weslin. Sales of powertrain products in North America, comprised of cast and machined iron manifolds, decreased by just over 2% for the quarter from $101.5 million in 2002 to $99.4 million, as unit volume declined by 12% from 4.1 million units in 2002 to 3.6 million units in 2003. This decline was partially offset by increased machining penetration and favourable product mix. Revenue from prototype and tooling sales for the quarter of $9.8 million was up $6.4 million compared with the same period in 2002. The change in prototype and tooling sales is a function of customer program timing, making year-over-year comparisons difficult.

Gross profit, after depreciation, for the quarter was significantly impacted by the ramp-up of operations in Georgia and Hungary. The gross profit reported in the quarter was $26.7 million, compared with $36.5 million earned in the first quarter of 2002. The gross profit of $32.8 million, or 32.9% of sales, reported by our North American powertrain group was strong. However, on the lower volumes in 2003 it was down from the $35.7 million, or 35.2% of sales, reported over the same period in 2002. The impact of higher depreciation costs, rising raw material prices and increased operating costs resulted in the lower margin percentage.

The operation in Hungary generated a loss for the quarter of $1.7 million at the gross profit level. In 2002, the bulk of the operating results for this operation were deferred as pre-production costs. The reported loss for the quarter included approximately $0.5 million in amortization associated with the deferred pre-production costs. Chassis component sales generated a loss of $5.4 million, at the gross profit level. Both of these operations are in ramp-up mode and are still striving to achieve the operating metrics necessary to reach a breakeven performance at current sales volumes. The overall negative impact on pre-tax earnings from these operations, including selling, administrative and interest costs, was $8.7 million, with $2.4 million coming from Hungary and the remaining $6.3 million from Georgia. These operations are both being supported with leadership, technical and administrative resources from the Company's core operations in an effort to improve performance and accelerate the learning curve associated with the ramp-up of these foundries.

The Company's selling, general and administrative expenses totaled $8.9 million, exceeding the $7.5 million incurred over the same period in 2002. The majority of the increase reflects the fixed cost base added in 2002 to support the Company's growth and diversification initiatives, specifically the addition of the sales force to support the chassis group and the costs associated with the corporate office and technical development centre.

The Company's research and development expenses increased to $2.3 million this quarter, compared with $1.8 million over the same quarter last year. These expenses reflect a continued commitment to research and development activities aimed at the development of high temperature materials, the advancement of our "hot end solutions" strategy and the activities of our "new products team".

Other income and expenses for the first quarter of 2003 represented an expense of $0.1 million, compared with income of $0.8 million for the first quarter of 2002. The decrease was primarily a result of the reduction in interest income on cash and short-term investments, and additional interest expense, resulting from the debt assumed on the acquisition of Georgia Ductile.

The reduction in the market price of the Company's shares during the quarter resulted in a corresponding reduction in the liability associated with the value of tandem stock appreciation rights granted under the Company's stock option program. This resulted in an after-tax increase in earnings of $0.8 million.

The effective tax rate reflected for the quarter was 35.7 %, compared with a rate of 33.8% in 2002. While the Company's tax rate applicable to income generated in Canada has declined from prior years as a result of lower statutory tax rates, the losses generated by its Hungarian joint venture do not provide any tax shield due to the lower tax rates and tax holiday in Hungary applicable to those amounts.

Financial Condition, Liquidity and Financial Resources

At March 30, 2003 the Company had $2.3 million in cash, short-term investments and long-term bond investments compared to $21.9 million at the end of 2002. The change reflects the investment in capital expenditures and the use of funds in operations. The Company continues to maintain a strong financial position and is well positioned to support future growth initiatives.

Receivables were $10.7 million higher than at the end of 2002. The increase was attributable to higher production and prototype and tooling sales during the quarter as compared to the fourth quarter of 2002. Days sales outstanding for the quarter was consistent with previous quarters.

Inventories were $3.3 million higher than 2002. The change reflects an additional investment in tooling inventory that will be recovered from our customers.

Payables and accruals declined by $10.4 million as compared to the end of 2002. The decrease was due to payments made to suppliers during the quarter related to capital expenditures incurred during the fourth quarter of 2002.

Long-term debt was $2.9 million lower than 2002. This decrease was in part due to capital lease obligation payments made. Also contributing to the decline was the strengthening Canadian dollar, resulting in lower long-term debt balances translated and reported for our foreign subsidiaries.

Operating Activities

The Company used $4.3 million in cash to fund its continuing operations during the first quarter, compared with $20.7 million cash generated from continuing operations during the first quarter of 2002. The decrease was attributable to lower operating earnings during the period, as it funded the operations ramping up in Hungary and Georgia, as well as increases in working capital driven by the timing of customer and supplier payments and an increased investment in tooling receivables and inventory during the period.

Investing Activities

Capital expenditures for the first quarter were $14.2 million, which were $3.6 million higher than the $10.6 million incurred over the same quarter last year.   The higher year-over-year expenditure level in 2003 was attributable to the addition of new machine lines and capital additions in Georgia. This was offset by a reduction in the expenditures related to construction of the Company's technical development centre and corporate office complex, which was substantially completed in 2002. During the quarter short-term investments valued at $11.9 million were redeemed as compared to $25.6 million in 2002. In 2002 $48.2 million of investments were acquired during the first quarter. The Company's cash and investment balances were lower than the first quarter of 2002 due to the acquisition of Georgia Ductile during the third quarter of 2002.

Financing Activities

Cash generated, during the quarter, through the issue of common shares was $1.5 million lower than 2002 as there were no stock options exercised. Dividends paid during the quarter were $0.12 per common share, consistent with the first quarter 2002.

Future Outlook

A lot of uncertainty exists around the short-term economic outlook for the automotive industry. The production levels in the first quarter were strong; North American light vehicle production for 2003 is projected to be in the range of 15.5 million to 16.0 million vehicles, a slight reduction from 2002 levels.   However in recent weeks many industry experts have begun expressing concern over whether the upper range of these productions targets will be achieved. The United States led military action in Iraq appears to be reaching a successful conclusion, with the focus appearing ready to shift toward restoring civil and political order to the region.   The impact this may have on consumer confidence, oil prices, etc. remains an unknown. As the first quarter concluded we saw a rise in vehicle inventory levels at the Big 3.   It is uncertain whether this was planned or if it will result in a correction during the second quarter.

The Company's immediate areas of operational focus remain unchanged. The focus of the core powertrain operations in North America is on continuous improvement and achieving operational excellence. In addition, we look to further advance our machining penetration, increasing the percentage of manifolds supplied that are both cast and machined. Assuming production levels in North America remain strong, we expect this group to continue to generate strong financial results. The goal is to improve the efficiency level of these operations enabling margins to be maintained in the face of inflationary cost increases, while working with the existing customer base to meet their cost reduction targets.   In recent months our customers have outlined new aggressive cost targets that they feel must be achieved in the future if we are to remain competitive with our offshore competitors and China, in particular.   We continue to discuss and evaluate these cost targets with our customers in order that we can respond appropriately in the future.

The operation in Georgia has struggled to stabilize its production process. Customer demand and market acceptance have remained strong. The operation continues to receive support from the Company's core operations to improve operating performance, aid in the development of operational and administrative systems, and assist in product launch efforts. A detailed, prioritized 90-day improvement plan has been prepared and will be executed. With this support, combined with various capital expenditure initiatives currently underway aimed at improving product throughput and production efficiency, we anticipate a gradual improvement in the operational and financial performance of this operation.

The operation in Hungary is in a similar situation. Customer acceptance has been strong. However, our customers delayed several new product launches in 2002 and the PSA (Peugeot Citroen) program was cancelled for reasons beyond our control. This has slowed the operational launch progress of the facility and has resulted in a high concentration of program launches in 2003. The operation is being supported with technical resources as required from the Company's core operations in North America. A detailed 100-day improvement plan has been prepared and is being implemented. In addition, the production requirement of the 4.0L program for Ford continues to be supported by the foundries in Canada to allow the appropriate level of operational focus to be targeted on upcoming product launches. We believe enabling the operation to focus its resources on achieving successful new product launches is the most effective method of helping improve its operational and financial performance.

While there is uncertainty surrounding the current market at this time, our strategic focus remains substantially unchanged:

- We will strive to remain cost competitive in our core operations by maintaining our focus on continuous improvement.

- We will stabilize the operating performance of the facilities in Hungary and Georgia to position them for future growth.

- We will maintain our commitment to fund research and development activities, as we work to develop our "hot end solutions" strategy, continue development on high temperature alloys and explore new product opportunities that can efficiently utilize existing capacity.

- We will evaluate both the threat and opportunities that may exist in the emerging markets in Asia.

We believe maintaining this focus is our best means of ensuring the long-term success of the Company.

Wescast Industries Inc.

Q1 2003 Supplementary Data

in millions of dollars, except per share data and where otherwise noted	Q1 2003	Q1 2002	% change
Sales			
Powertrain North America	**99.4**	101.5	
Powertrain Europe	**5.0**	0.0	
Chassis North America	**11.0**	0.0	
Prototypes & Tooling	**9.8**	3.4	
Total	**125.2**	104.9	19%
Gross Margin (Before Depreciation)			
Powertrain North America	**38.4**	41.5	
% of Sales	**38.6%**	40.9%	
Powertrain Europe	**-0.5**	0.0	
% of Sales	**-10.7%**	N/A	
Chassis North America	**-3.8**	0.0	
% of Sales	**-34.2%**	N/A	
Prototypes & Tooling	**1.0**	1.1	
% of Sales	**10.6%**	31.7%	
Total	**35.1**	42.6	-18%
% of Sales	**28.1%**	40.6%	
Gross Profit (After Depreciation)			
Powertrain North America	**32.8**	35.7	
% of Sales	**32.9%**	35.2%	
Powertrain Europe	**-1.7**	-0.3	
% of Sales	**-33.3%**	N/A	
Chassis North America	**-5.4**	0.0	
% of Sales	**-48.9%**	N/A	
Prototypes & Tooling	**1.0**	1.1	
% of Sales	**10.6%**	31.7%	
Total	**26.7**	36.5	-27%
% of Sales	**21.4%**	34.8%	
Additional Information			
Depreciation and Amortization			
Included in Cost of Sales	**8.4**	6.1	
Included in S,G & A	**1.6**	0.6	
Capital Expenditures	**14.2**	10.6	
R&D and Design	**2.3**	1.8	
% of Sales	**1.8%**	1.7%	
SG & A	**8.9**	7.5	
% of Sales	**7.1%**	7.2%	
Tax Rate	**35.7%**	33.8%	
Internal Machining Penetration - N.A. Manifolds	**75.9%**	60.0%	

Wescast Industries Inc.
Consolidated Statement of Earnings and Retained Earnings

(in thousands of Canadian dollars, except per share amounts) (Unaudited Canadian GAAP)

	Three months ended	
	March 30, **2003**	March 31, 2002
Sales	**$125,159**	$104,900
Cost of sales	**98,410**	68,423
Gross profit	**26,749**	36,477
Selling, general and administration	**8,912**	7,502
Stock-based compensation	**(1,132)**	0
Research, development and design	**2,259**	1,795
	16,710	27,180
Other (income) expense		
Interest expense	**315**	57
Investment income	**(61)**	(770)
Other (income) and expenses (Note 7)	**(183)**	(60)
Earnings before income taxes	**16,639**	27,953
Income taxes	**5,944**	9,460
Net earnings	**$10,695**	$18,493
Net earnings per share (Note 8)		
- basic	**$0.81**	$1.42
- diluted	**$0.76**	$1.39
Retained earnings, beginning of period	**$326,686**	$272,922
Net earnings	**10,695**	18,493
Dividends paid	**(1,571)**	(1,567)
Retained earnings, end of period	**$335,810**	$289,848

Wescast Industries Inc.
Consolidated Balance Sheet

(in thousands of Canadian dollars) (Unaudited Canadian GAAP)

	As at	
	March 30, 2003	December 29, 2002
Current assets		
Cash and cash equivalents	$2,279	$9,984
Short-term investments	0	11,909
Receivables	83,840	73,095
Income taxes receivable	4,571	5,578
Inventories	41,673	38,412
Prepaids	1,993	2,526
Current assets – discontinued operations	123	265
	134,479	141,769
Property and equipment (Note 4)	382,739	382,718
Goodwill	41,485	41,485
Other (Note 5)	13,344	15,708
Long-term assets – discontinued operations	5,407	5,237
	$577,454	$586,917
Current liabilities		
Payables and accruals	$65,441	$75,873
Current portion of long-term debt	6,338	6,190
Current portion of stock appreciation rights	2,152	3,213
	73,931	85,276
Long-term debt	43,641	46,576
Long-term stock appreciation rights	33	105
Future income taxes	7,652	9,164
Employee benefits	10,096	9,533
	135,353	150,654
Shareholders' equity		
Capital stock (Note 6)	109,727	109,596
Retained earnings	335,810	326,686
Share purchase loans	(1,447)	0
Cumulative translation adjustment	(1,989)	(19)
	442,101	436,263
	$577,454	$586,917

Wescast Industries Inc.
Consolidated Statement of Cash Flows
(in thousands of Canadian dollars) (Unaudited Canadian GAAP)

	Three months ended	
	March 30, 2003	March 31, 2002
Cash derived from (applied to)		
Operating		
Earnings from continuing operations	**$10,695**	$18,493
Add (deduct) items not requiring cash:		
Depreciation and amortization	**10,010**	6,704
Amortization of bond costs	**57**	177
Future income taxes	**(1,549)**	646
Gain on disposal of investments	**(13)**	(180)
Loss on disposal of equipment	**0**	41
Stock-based compensation expense	**(1,132)**	0
Employee benefits	**765**	613
	18,833	26,494
Change in non-cash operating working capital (Note 9)	**(23,148)**	(5,788)
	(4,315)	20,706
Discontinued operations	**(109)**	(590)
	(4,424)	20,116
Financing		
Issue of long-term debt	**623**	164
Repayment of long-term debt	**0**	(1,125)
Payment of obligations under capital leases	**(433)**	(190)
Employee benefits paid	**(202)**	(182)
Issuance of share capital under Employee Share Purchase Plan	**131**	148
Employee share loan repayments	**162**	43
Issuance of share capital under Stock Option Plan	**0**	1,482
Dividends paid	**(1,571)**	(1,567)
	(1,290)	(1,227)
Investing		
Purchase of property, equipment and other assets	**(14,179)**	(10,587)
Purchase of investments	**0**	(48,236)
Deferred pre-production costs	**0**	(1,401)
Redemption of investments	**11,905**	25,602
Proceeds on disposal of equipment	**283**	40
Discontinued operations	**0**	(361)
	(1,991)	(34,943)
Net decrease in cash and cash equivalents	**(7,705)**	(16,054)
Cash and cash equivalents		
Beginning of period	**9,984**	58,579
End of period	**$2,279**	$42,525

Wescast Industries Inc.
Notes to the Consolidated Financial Statements
(in thousands of Canadian dollars, except per share amounts) (Unaudited Canadian GAAP)

Note 1. Basis of presentation

The disclosures in these interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. These interim financial statements should be read in conjunction with the most recent annual financial statements for the year ended December 29, 2002.

Note 2. Accounting policies

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements for the year ended December 29, 2002 except for:

The Company changed its accounting treatment with respect to director and employee share purchase plan loans to that issued by the Canadian Institute of Chartered Accountants in December 2002. The main effect of the change to the Company's financial statements is that in 2003 the share purchase loans are reported as a deduction from shareholders' equity as compared to other assets as reported in prior years. The comparative figures of 2002 have not been restated.

Note 3. Interest in jointly controlled entities

The following is the company's proportionate share of the major components of its jointly controlled entities (before eliminations):

	March 30, 2003	December 29, 2002
Balance Sheet		
Current assets	$14,677	$13,599
Long-term assets	58,445	58,437
Current liabilities	12,384	9,061
Long-term liabilities	2,877	3,074
Equity	57,861	59,901

	Three months ended March 30, 2003	Three months ended March 31, 2002
Statement of earnings		
Sales	10,622	3,918
Cost of sales and expenses	12,677	4,229
Net loss	(2,055)	(311)

	Three months ended March 30, 2003	Three months ended March 31, 2002
Statement of cash flows		
Cash derived from (applied to)		
Cash flows from operating activities	(574)	(3)
Cash flows from financing activities	898	3,187
Cash flows from investing activities	$ (1,560)	$ (2,929)

Note 4. Property and Equipment

	March 30, 2003	December 29, 2002
Cost		
Land	$5,155	$5,529
Buildings and improvements	160,597	144,193
Machinery, equipment and vehicles	386,239	394,383
	551,991	544,105
Accumulated Depreciation		
Buildings and improvements	21,331	19,468
Machinery, equipment and vehicles	147,921	141,919
	169,252	161,387
Net Book Value		
Land	5,155	5,529
Buildings and improvements	139,266	124,725
Machinery, equipment and vehicles	238,318	252,464
	$382,739	$382,718

Note 5. Other

	March 30, 2003	December 29, 2002
Deferred pre-production costs	$12,583	$13,436
Director and employee share purchase plan loans	0	1,448
Bond issue costs	710	771
Licence	51	53
	$13,344	$15,708

Note 6. Capital Stock

Authorized

Unlimited	Preference shares, no par value
Unlimited	Class A subordinate voting common shares, no par value
9,000,000	Class B multiple voting common shares, no par value

	March 30, 2003	December 29, 2002
Issued and outstanding		
5,711,088 Class A Common shares (2002 – 5,707,111)	$97,300	$97,169
7,376,607 Class B Common shares (2002 – 7,376,607)	12,427	12,427
	$109,727	$109,596

Note 7. Other (income) and expenses

	Three months ended	
	March 30, 2003	March 31, 2002
Foreign exchange translation (gain) loss	**$ (174)**	$ (74)
(Gain) Loss on disposal of equipment and other	**(9)**	14
	$ (183)	$ (60)

Note 8. Earnings per common share

Basic net earnings per share for the three months ended March 30, 2003 are based on the weighted average common shares outstanding (2003 – 13,028,767 shares; 2002 – 13,058,981 shares). Diluted net earnings per share for the three months ended March 30, 2003 are based on the diluted weighted average common shares outstanding (2003 – 13,159,861 shares; 2002 – 13,313,558 shares).

Note 9. Consolidated statement of cash flows

The following is additional information to the statement of cash flows.

Change in non-cash working capital

	Three months ended	
	March 30, 2003	March 31, 2002
Receivables	**$ (10,906)**	$ (8,266)
Inventories	**(3,261)**	(469)
Prepaids	**533**	37
Payables and accruals	**(10,521)**	3,885
Income taxes payable	**1,007**	(975)
	$ (23,148)	$ (5,788)

Note 10. Segment Information

The Company currently operates within two reportable segments, both in the automotive industry. The powertrain segment has operations in North America and Europe, while the chassis segment maintains operations in North America only.

There were no intersegment sales during the three months ended March 30, 2003. All Corporate costs have been allocated to the powertrain segment.

	Three months ended March 30, 2003			
	Powertrain		**Chassis**	
	North America	**Europe**	**North America**	**Total**
Sales to external customers	**$108,963**	**$4,990**	**$11,206**	**$125,159**
Net earnings (loss)	**17,187**	**(2,327)**	**(4,165)**	**10,695**
Interest revenue	**61**	**0**	**0**	**61**
Interest expense	**91**	**0**	**224**	**315**
Depreciation and amortization	**7,215**	**1,188**	**1,607**	**10,010**
Income taxes	**8,079**	**10**	**(2,145)**	**5,944**
Purchase of property, equipment and other assets	**$10,577**	**$1,509**	**$2,093**	**$14,179**

	Three months ended March 31, 2002			
	Powertrain		Chassis	
	North America	Europe	North America	Total
Sales to external customers	$104,900	$0	$0	$104,900
Net earnings (loss)	18,956	(463)	0	18,493
Interest revenue	770	0	0	770
Interest expense	57	0	0	57
Depreciation and amortization	6,344	360	0	6,704
Income taxes	9,446	14	0	9,460
Purchase of property, equipment and other assets	$9,536	$1,051	0	$10,587

	Three months ended March 30, 2003			
	Powertrain		**Chassis**	
	North America	**Europe**	**North America**	**Total**
Total Assets	**$390,413**	**$65,038**	**$122,003**	**$577,454**
Property and equipment	**268,927**	**45,401**	**68,411**	**382,739**
Deferred pre-production costs	**2,845**	**9,738**	**0**	**12,583**
Goodwill	**$0**	**$0**	**$41,485**	**$41,485**

	Three months ended December 29, 2002			
	Powertrain		Chassis	
	North America	Europe	North America	Total
Total Assets	$395,611	$65,321	$125,985	$586,917
Property and equipment	265,953	44,577	72,188	382,718
Deferred pre-production costs	3,185	10,251	0	13,436
Goodwill	$0	$0	$41,485	$41,485

CORPORATE INFORMATION

Corporate Office
150 Savannah Oaks Drive
Brantford, Ontario
N3T 5L8

Phone: 519-750-0000
Fax: 519-720-1629

Stock Listings

Class A Common Voting Shares
The Toronto Stock Exchange – WCST
NASDAQ National Market – WCS.A

Auditors

Deloitte & Touche, LLP
Toronto, Ontario, Canada

Dividends

The Company's current intention is to pay quarterly dividends of $0.12 per share on outstanding common shares. The declaration and payment of dividends will be at the sole discretion of the Board of Directors.

Shareholder Inquiries

Shareholders with inquiries regarding share transfer requirements, lost certificates, changes of address or the elimination of duplicate mailings should contact the Company's transfer agent, Computershare Trust Company of Canada, Montreal, Quebec (514) 982-7270.
Toll free 1-800-564-6253
e-mail: caregistryinfo@computershare.com
www.computershare.com

Investor Relations Inquiries

Registered shareholders of the Company and non-registered shareholders on our supplementary mailing list automatically receive Wescast's Annual and Quarterly Reports. If you wish to be placed on our supplementary mailing list, please contact:

Nancy McInnes
Telephone: 519-357-3450 (ext. 3078)
Facsimile: 519-357-4004
e-mail: nancy.mcinnes@wescast.com

Investors seeking other information about the Company may contact Andrea Kelman at (519) 750-0000, ext. 1292 or andrea.kelman@wescast.com.

Internet Site

Wescast provides up-to-date financial information to investors on the Investor Insight section of www.wescast.com. Investors have access to news releases, financial reports, stock charts, audio webcasts and Wescast executive profiles.